SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 -------------
                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
PURSUANT TO SECTIONS 14(D)(1) OR 13(E)(3) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                     IDM PARTICIPATING INCOME COMPANY - II
                        A California Limited Partnership
                       (Name of Subject Company (Issuer))
                                  -------------
                              DVM PROPERTIES, INC.
                              A Texas Corporation
                       (Name of Filing Persons - Offeror)
                                 -------------
                           LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)
                                 -------------
                                       N/A
                      (CUSIP Number of Class of Securities)
                                 -------------
                               ------------------
                                ----------------

                                 HOWARD F. HART
                            HUGHES HUBBARD & REED LLP
                       350 SOUTH GRAND AVENUE, 36TH FLOOR
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 613-2800
                                 -------------
          (Name, Address and Telephone Number of Person Authorized to
        Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee
--------------------------------------------------------------------------------
               Transaction Valuation*                  Amount of Filing Fee
--------------------------------------------------------------------------------
                      $1,350,000                              $270
--------------------------------------------------------------------------------
* Determined pursuant to Rule 0-11(b)(1).  Assumes the purchase of 200,000
Units at $6.75 per Unit.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:              N/A
Form or Registration No:             N/A
Filing Party:                        N/A
Date Filed:                          N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X] third-party tender offer subject to Rule 14d-1.

         [ ] issuer tender offer subject to Rule 13e-4.

         [X] going-private transaction subject to Rule 13e-3.

         [ ] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 1 to the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission on May 14, 2001, relates to the offer by DVM Properties, Inc., a Texas corporation (the "Offeror") to purchase any and all of the Company's outstanding Limited Partnership Units (the "Units"), at $6.75 per Unit, net to the seller in cash, all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 14, 2001 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

         The Schedule TO, which incorporates by reference certain information contained in the Offer to Purchase, is hereby generally amended and supplemented throughout to the effect that the Offer will not be consummated because the Offeror has been enjoined by an order of the United States District Court for the Central District of California from accepting Units for payment. The injunction was issued in connection with the litigation described in the Offer to Purchase. The Offeror has instructed the Depositary for the Offer to return promptly all tenders of Units made and not withdrawn. On June 18, 2001, the Offeror issued the press release included as Exhibit (a)(5) hereto. The information set forth in the press release is incorporated herein by reference.

ITEM 12. EXHIBITS.

         (a)(5)  Press Release issued by the Offeror on June 18, 2001.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                DVM PROPERTIES, INC.



                                                By:    /s/ William J. Carden
                                                     ---------------------------
                                                Name:  William J.Carden
                                                Title: President

Dated:  June 18, 2001

                  INDEX TO EXHIBITS

EXHIBIT
NUMBER                                    DESCRIPTION
------                                    -----------

(a)(5)   Press Release of Offeror issued June 18, 2001.